03015025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

RECEIVED MAR - 3 2003 181 WASH. D.C. MAIL PROCESSING SECTION

SEC FILE NUMBER
8- 44742

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Guggenheim Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

712 Fifth Avenue
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Andrew S. Lerner (212) 581-2192
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pustorino, Puglisi & Co., LLP
(Name – *if individual, state last, first, middle name*)

515 Madison Avenue	New York	NY	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 20 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PB 3/19

OATH OR AFFIRMATION

I, Andrew S. Lerner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Guggenheim Securities, LLC, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

VERONICA D. DE LOS SANTOS
Notary Public, State of New York
No. 01DE6066570
Qualified in Queens County
Commission Expires Nov. 19, 2005

Veronica D. De Los Santos 2/27/03
Notary Public

Signature

Managing Director
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PUSTORINO,
PUGLISI
& CO.,LLP
CERTIFIED PUBLIC ACCOUNTANTS
515 MADISON AVENUE
NEW YORK, NEW YORK 10022
(212) 832.1110 FAX (212) 755.6748

INDEPENDENT AUDITOR'S REPORT

Managing Member
Guggenheim Securities, LLC

We have audited the accompanying statement of financial condition of Guggenheim Securities, LLC as of December 31, 2002, and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Guggenheim Securities, LLC as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Pustorino, Puglisi + Co., LLP

PUSTORINO, PUGLISI & CO., LLP
New York, New York
January 23, 2003

GUGGENHEIM SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

Assets

Cash and cash equivalents	$ 348,969
Accounts receivable	5,517
Prepaid expenses	3,061
Fixed assets at cost, net of accumulated depreciation of $2,693	4,603
Deposits	2,850
Total assets	$ 365,000

Liabilities and Member's Equity

Liabilities:	
Due to related party	$ 29,000
Accounts payable and accrued expenses	9,120
Total liabilities	38,120
Member's equity	326,880
Total liabilities and member's equity	$ 365,000

See accompanying notes to financial statements.

GUGGENHEIM SECURITIES, LLC
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2002

Revenues:	
Advisory fees	$ 1,512,701
Interest and other income	44,816
Total revenues	1,557,517
Expenses:	
Employment	876,591
Occupancy	278,078
Professional fees	78,564
Other expenses	277,339
Total expenses	1,510,572
Net income before income taxes	46,945
Income tax expense	-
Net income	$ 46,945

See accompanying notes to financial statements.

GUGGENHEIM SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2002

Balance at December 31, 2001	$ 230,065
Capital Contributions	49,870
Net income	46,945
Balance at December 31, 2002	$ 326,880

See accompanying notes to financial statements.

GUGGENHEIM SECURITIES, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2002

Cash flows from operating activities:	
Net income	$ 46,945
Adjustment to reconcile net income to net cash provided by operating activities:	
Depreciation expense	2,239
Changed in assets and liabilities:	
Accounts receivable	29,594
Prepaid expenses	(2,131)
Deposits	-
Due to related party	29,000
Accounts payable and accrued expenses	6,395
Total adjustments	65,097
Net cash provided by operating activities	112,042
Cash flows from investing activities:	
Purchase of fixed assets	(1,737)
Cash flows from financing activities:	
Capital contributions	49,870
Net increase in cash and cash equivalents	160,175
Cash and cash equivalents at beginning of year	188,794
Cash and cash equivalents at end of year	$ 348,969

See accompanying notes to financial statements.

(1) Organization and Summary of Significant Accounting Policies

Organization

Guggenheim Securities, LLC (the "Company") was formed on December 31, 2001 in the state of Delaware as the successor to Inter-Atlantic Securities Corporation, a wholly owned subsidiary of Inter-Atlantic Capital Partners, Inc. The membership interest in the Company was immediately transferred to Guggenheim Securities Holdings, LLC, which is now the Company's sole member and which is also wholly owned by the Guggenheim Group, LLC and subsidiaries, a financial services firm.

The Company is a registered broker dealer under the Securities Exchange Act of 1934. It is also a member of the National Association of Securities Dealers, Inc. The Company primarily engages in providing investment banking and related advisory services to third party clients.

Basis of Presentation

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, demand deposits, and highly liquid investments with maturities of three months or less.

Furniture, fixtures and equipment

Depreciation of furniture, fixtures and equipment is provided on a straight-line basis over the useful lives of the related assets. Depreciation expense for 2002 was $2,239.

Reserve and possession or control requirements

The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt from SEC Rule 15c3-3.

Income Taxes

The Company, as a single member Limited Liability Company, is considered a disregarded entity for tax purposes and does not file its own income tax returns. Any income tax payments on the Company's profits are the responsibility of its sole member.

(2) Net Capital Requirements

The Company, as a registered broker and dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 ("SEC rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the Company's ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. However, the Company shall maintain a minimum net capital requirement of not less than $5,000. At December 31, 2002, the Company's ratio of aggregate indebtedness to net capital was .12 to 1. The Company's net capital was $310,849 and it had excess net capital of $305,849.

(3) Related Party Transactions

The Company owes a related Guggenheim Group, LLC entity $29,000 for professional fees allocated among the member firms.

(4) Leases

The Company subleases from the Parent office space (operating lease) under noncancellable lease accounts. Future minimum lease payments at December 31, 2002 under these leases are as follows:

Year	Amount
2003	$ 218,025
2004	218,025
2005	109,013
Total minimum lease payments	$ 545,063

GUGGENHEIM SECURITIES, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2002

Total member's equity	$ 326,880
Deduct:	
Nonallowable assets	16,031
Net capital	$ 310,849

Computation of Basic Net Capital Requirements

Minimum net capital required (based on aggregate indebtedness)	$ 2,541
Minimum net capital requirement	$ 5,000
Excess net capital	$ 305,849

Computation of Aggregate Indebtedness

Aggregate indebtedness	$ 38,120
Ratio of aggregate indebtedness to net capital	.12 to 1

GUGGENHEIM SECURITIES, LLC
RECONCILIATION OF NET CAPITAL RULE 15C3-1
PURSUANT TO RULE 17A-5(d)(4)
DECEMBER 31, 2002

There were no material reconciling items from the accompanying audited financial statements as compared to the FOCUS Part IIa as filed for December 31, 2002.

PUSTORINO,
PUGLISI
& CO.,LLP
CERTIFIED PUBLIC ACCOUNTANTS
515 MADISON AVENUE
NEW YORK, NEW YORK 10022
(212) 832.1110 FAX (212) 755.6748

Guggenheim Securities LLC:

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Guggenheim Securities, LLC (the Company), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Pustorino, Puglisi + Co., LLP

PUSTORINO, PUGLISI & CO., LLP
New York, New York
January 23, 2003